Simpson Thacher & Bartlett llp
900 G Street NW Washington, DC 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number 202-636-5592	E-mail Address Steven.Grigoriou@stblaw.com

May 8, 2025

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Floor

Re:	Golub Capital Private Credit Fund Registration Statement on Form N-14 (File No. 333-286003)

Dear Mr. Floor:

On behalf of Golub Capital Private Credit Fund (the “Fund”), we transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form N-14 initially filed with the SEC on March 21, 2025 (the “Initial Filing” and, together with Amendment No.1, the “Registration Statement”) by the Fund and are providing the following responses to comments received via telephone from the Staff on May 1, 2025. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No.1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1.	Comment: Please emphasize the sentence on the cover page of the prospectus starting with “There is no active trading market” to emphasize to investors that the Restricted Notes and the Exchange Notes are and will not be listed on any securities exchange.

Response: In response to the Staff’s comment, the Fund has bolded such disclosure accordingly on the cover page of the prospectus.

2.	Comment: In the second to last paragraph on page 8 in the subsection “Ranking,” please consider clarifying what “pari passu” means in plain English.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 8 of Amendment No. 1.

Securities and Exchange Commission	May 8, 2025

3.	Comment: The first paragraph on page 9 in the subsection “Optional Redemption” states “plus 40 basis points in the case of the 5.875% Notes and plus 30 basis points in the case of the 5.875% Notes.” Please confirm whether these figures are correct.

Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly on page 9 of Amendment No. 1 to provide the correct figures.

4.	Comment: In your next amendment, please file an auditor consent and fill in any known information that was previously left blank.

Response: In response to the Staff’s comment, the Fund has attached the auditor consent as an exhibit to Amendment No. 1 and revised the disclosure to provide certain known information that was previously left blank in the Initial Filing.

Please call me at 202-636-5592 or Nathan Briggs at 202-636-5915 with any questions you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:

Chris Ericson, Golub Capital Private Credit Fund
Wu-Kwan Kit, Golub Capital Private Credit Fund

Nathan Briggs, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

Andy Roy, Simpson Thacher & Bartlett LLP

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